Exhibit 99.1

UCI Holdings Limited

UCI Reports Retirement of Chief Executive Officer Bruce Zorich

LAKE FOREST, IL June 4, 2015 – UCI International, LLC (“UCI”) today announced that Bruce M. Zorich has given notice that he will be retiring as President, Chief Executive Officer and Director of UCI International, LLC, effective July 3, 2015. Mr. Zorich will also be retiring as Chief Executive Officer of the commonly-owned automotive aftermarkets businesses (which include businesses operated by Autoparts Holdings Ltd.).

Mr. Zorich’s position will be filled by Thomas Degnan. Mr. Degnan is a director of UCI Holdings and is also the Chief Executive Officer of Reynolds Group Holdings Ltd., an affiliate of UCI.

About UCI International, LLC

UCI International, LLC is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies, as well as a diverse group of original equipment manufacturers.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165